                                                                   Exhibit 12

                    KANSAS GAS AND ELECTRIC COMPANY
          Computations of Ratio of Earnings to Fixed Charges
                        (Dollars in Thousands)
                                    Unaudited
                                      Twelve
                                      Months
                                      Ended
                                   September 30,
                                      1996             1995            1994            1993

Net Income. . . . . . . . . . . . .  $ 95,287        $110,873        $104,526        $108,103
Taxes on Income . . . . . . . . . .    37,624          51,787          55,349          46,896
     Net Income Plus Taxes. . . . .   132,911         162,660         159,875         154,999

Fixed Charges:
  Interest on Long-Term Debt. . . .    46,567          47,073          47,827          53,908
  Interest on Other Indebtedness. .     9,690           5,190           5,183           6,075
  Interest on Corporate-owned
    Life Insurance Borrowings . . .    27,615          25,357          20,990          11,865
  Interest Applicable to Rentals. .    25,367          25,375          25,096          24,967
      Total Fixed Charges . . . . .   109,239         102,995          99,096          96,815

Earnings (1). . . . . . . . . . . .  $242,150        $265,655        $258,971        $251,814

Ratio of Earnings to Fixed Charges.      2.22            2.58            2.61            2.60


                                                            1992
                                      Pro Forma    April 1   |  January 1
                                      1992 (2)    to Dec. 31 | to March 31       1991
                                                 (Successor) |(Predecessor)
Net Income. . . . . . . . . . . . .   $ 77,981     $ 71,941  |   $  6,040      $ 53,602
Taxes on Income . . . . . . . . . .     20,378       23,551  |     (3,173)       15,955
     Net Income Plus Taxes. . . . .     98,359       95,492  |      2,867        69,557
                                                             |
Fixed Charges:                                               |
  Interest on Long-Term Debt. . . .     57,862       42,889  |     14,973        59,668
  Interest on Other Indebtedness. .     15,121       11,777  |      3,344        17,838
  Interest on Corporate-owned                                |
    Life Insurance Borrowings . . .      7,155        5,294  |      1,861         7,304
  Interest Applicable to Rentals. .     30,212       22,133  |      8,079        32,193
      Total Fixed Charges . . . . .    110,350       82,093  |     28,257       117,003
                                                             |
Earnings (1). . . . . . . . . . . .   $208,709     $177,585  |   $ 31,124      $186,560
                                                             |
Ratio of Earnings to Fixed Charges.       1.89         2.16  |       1.10          1.59




(1)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred  investment  tax  credit)  and  fixed  charges.  Fixed  charges consist of all interest on  indebtedness, amortization  of debt  discount  and  expense, and the portion of rental expense which represents an interest factor.

(2)  The pro forma information for the year ended December 31, 1992 was derived by combining the historical information of the three month period ended March 31, 1992 (Predecessor) and the nine month period  ended December 31, 1992 (Successor).  No purchase accounting adjustments were made for  periods  prior to  the Merger in determining pro forma amounts because such adjustments would be immaterial.  (See Note 1 of Notes to Financial Statements)
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